Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is information provided to Trane employees on March 20, 2008.

***

1.	For Ingersoll Rand’s previous acquisitions (Thermo King, Club Car, etc.) how long did it take to completely integrate finance, IT, HR, etc. into the business?

Timing for the integration of each of those businesses was unique and varied based on a number of factors. As for Trane, integration teams are working right now to determine the most effective ways to integrate our business into Ingersoll Rand. Information will be shared as decisions are made, as appropriate.

2.	Will we change our name to Ingersoll Rand Trane, or will Trane become a brand within Ingersoll Rand?

The name of the company will be Ingersoll Rand. The Trane brand will continue to be used for those products and service areas that operate under the Trane name today.

3.	Can we get access to training material on the Ingersoll Rand quality management program and its business operating system?

Once the acquisition of Trane is complete, information on Ingersoll Rand training programs and operating systems will be shared, as appropriate.

4.	Will Trane invest more on research and development under ownership by Ingersoll Rand?

Trane has always had a track record for making significant investments to develop our products and services based on market conditions and opportunities. Decisions on appropriate research and development budgets are determined as part of the annual operating plan (AOP) and strategic planning processes. Going forward, Ingersoll Rand has similar planning processes in place to evaluate business needs and make investment decisions.

5.	Once the sale is final, what will happen to Trane’s matching gifts to colleges program?

Ingersoll Rand does have a matching gifts program for colleges and universities. Details will be communicated once the sale is finalized.

6.	Will we continue Six Sigma Lean under Ingersoll Rand’s ownership?

Ingersoll Rand already uses Six Sigma Lean in its processes and, during its investor Web cast on December 17, has stated that it expects to drive returns for the combined company through continued emphasis on Six Sigma Lean, along with other productivity initiatives.

7.	Will anything be done to enhance the offer if, at the time of the sale, the value of Trane stock exceeds Ingersoll Rand’s offer to pay $36.50 plus .23 shares of IR stock per share?

No. The terms of the deal are not subject to change.

8.	Some employees believe that after the sale of Trane to Ingersoll Rand is completed, the residential business will be sold because the Trane commercial business integrates better with Ingersoll Rand’s stated business plan and current businesses than residential. Is this on the table for discussion?

As we have said before, Ingersoll Rand’s plan is to operate Trane’s Commercial and Residential businesses as two separate businesses, with Craig Kissel and Dave Pannier reporting directly to its CEO, Herb Henkel. It is expected that Trane’s businesses will interact with Ingersoll Rand’s Climate Control Technologies Sector to leverage knowledge, intellectual property, best practices and resources for all of the businesses’ mutual benefit. In addition, we look for business growth and synergy opportunities between Trane Residential Systems and the residential business of Ingersoll Rand Security Technologies.

9.	What does it mean for the company / employees that Ingersoll Rand is based in Bermuda?

Ingersoll Rand’s Bermuda incorporation provides a variety of business, financial and strategic benefits that are particularly advantageous to a global company like Ingersoll Rand. Like any global enterprise, the company is required to adhere to local business and employment laws wherever it operates.

10.	Based on the fact that Ingersoll Rand has a compressor business, can we expect any changes to the Trane compressor business in Monterrey, which makes residential and commercial compressors?

We are very proud of the expansion of our Compressor Center of Excellence (CCOE) and the value it delivers to our company. Right now, Trane leaders are working with a team from Ingersoll Rand to identify the best ways to integrate our two businesses so we can maximize synergies for the combined business opportunities in compressors. More information on that process will be shared as information becomes available, as appropriate.

11.	Does Ingersoll Rand have a written and enforced non-discrimination policy? If so, what does the policy state and what individuals does it cover?

Ingersoll Rand believes that only by valuing diversity can it achieve a high standard of excellence that will consistently meet or exceed the expectations of customers, shareholders, employees and the communities in which its people live and work. As stated in the company’s Code of Conduct, bias, discrimination or harassment based upon race, color, religion, gender, age, national origin, sexual orientation, disability, military service, marital status or any legally protected status prevents the company from achieving this objective, and therefore must not be a part of its business practices. The Ingersoll Rand Code of Conduct forbids employees from engaging in practices that violate standards prohibiting discrimination and harassment.

12.	I currently have a loan out against my ESOP/Savings plan. Will I still be able to continue paying off the loan as scheduled or will I be required to pay it off as soon as the sale is complete?

The sale of Trane to Ingersoll Rand will not affect the terms of your outstanding loan.

13.	In addition to severance pay, if we lose our jobs due to the sale of Trane, will we be entitled to receive any unused vacation pay?

You will continue to accrue vacation time until the business is sold. Subject to local law, if your employment is involuntarily terminated due to the integration process with Ingersoll Rand, any accrued, unused vacation time will be paid to you.

Important Legal Statements

NOTE: The transaction is subject to a vote of the Trane shareholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.